Exhibit 99.5

 ASX:ELV • NASDAQ:ELVR  Elevra Lithium  FY26 Half Year Results  25 FEBRUARY 2026

 Agenda  ELEVRA LITHIUM  2  01  FY26 Half Year Highlights  02  Operational Performance  03  Merger Update  04  Financial Performance  05  Lithium Market and Guidance

 01FY26 Half Year Highlights

 FY26 Half Year Highlights  Maintaining operational discipline at North American Lithium while advancing growth opportunities  ELEVRA LITHIUM  4  Production  Sales  DRY METRIC TONNES  DRY METRIC TONNES  96,156  DOWN 7%  91,991  DOWN 20%  Corporate  Merger of Sayona and Piedmont Lithium and conditional capital raise completed  Mineral Resource and Ore Reserve estimates increased at NAL and Moblan  +34%  AVERAGE REALISED PRICE  88%  MILL UTILISATION  NAL  66%  RECOVERY  NAL  $5M  4 MONTH SYNERGIES  GROUP  Financial  REVENUE  CASH AT   31 DEC. 2025  $86M  UP 8%  $81M  UP 18%  NAL Brownfield Expansion Scoping Study completed

 02Operational Performance

 NAL Operational Performance  Production negatively impacted by mine performance; operational changes implemented to dilute impact  ELEVRA LITHIUM  6  NAL Global Recovery & Mill Utilisation  Concentrate Produced & Unit Cost Sold  Maintaining a high level of operational discipline  H1 FY26 concentrate production of 96kt was temporarily affected by lower feed grade and lower recovery in the December quarter.  Process plant utilisation averaged 88% despite grade and ore quality issues, underscoring stability of operation.  NAL generated US$5 million in operating cashflow despite operational challenges.  Best safety performance since the restart of operations in 2023.

Significant Increase in Resource and Reserve Base

Large resource base to support significant brownfield and greenfield developments

NAL Increases Resource to 95Mt and Reserves to 49Mt[1]

- Total Mineral Resource of 95Mt at 1.15% Li_2O; this is an increase of **+8%** over the previous MRE (August 2024) of 88Mt at 1.13% Li_2O.
- Increase in Reserves of **+124%** compared to previous estimate released in March 2023.

NAL Mineral Resources

2025 JORC Estimate

Classification	Tonnes (Mt)	Li_2O Grade (%)
Measured	–	–
Indicated	76.2	1.17
Inferred	18.9	1.06
Total	**95.0**	**1.15**

NAL Mineral Reserves

2025 JORC Estimate

Category	Tonnes (Mt)	Li_2O Grade (%)
Proved	0.3	1.01
Probable	48.2	1.11
Total	**48.6**	**1.11**

Moblan Increases Resource to 121Mt and Reserves to 48Mt[2]

- Total Mineral Resource of 121Mt at 1.19% Li_2O; this is an increase of **+30%** over the previous MRE (August 2024) of 93Mt at 1.21% Li_2O.
- Approximately **89%** of the total tonnage is in the higher confidence Measured and Indicated categories.
- The company has grown the resource base by **6.5x** since acquiring Moblan in 2021.

Moblan Mineral Resources

2025 JORC Estimate

Classification	Tonnes (Mt)	Li_2O Grade (%)
Measured	6.3	1.50
Indicated	101.4	1.19
Inferred	13.3	1.03
Total	**121.0**	**1.19**

Moblan Mineral Reserves

2025 JORC Estimate

Category	Tonnes (Mt)	Li_2O Grade (%)
Proved	5.3	1.57
Probable	42.8	1.27
Total	**48.1**	**1.31**

1. *See ASX release 27 August 2025, "NAL Resources and Reserves Increases"*
2. *See ASX release 25 August 2025, "Moblan Increases Resource to 121Mt and Reserve to 48Mt"*

ELEVRA LITHIUM
7

Accelerated NAL Brownfield Expansion

Staged pathway to drive unit costs down and strengthen NAL's commercial competitiveness

Project Evaluation

- ✓ Scoping Study for NAL brownfield expansion completed in September 2025[1]
- ✓ Refined expansion sequencing to an **expedited, phased expansion** announced in January 2026[2]
- Updated Scoping Study incorporating staged debottlenecking phases **expected Q2 CY2026**

Debottlenecking

- Mill optimisation targeting an **initial 15-20% increase in annual spodumene concentrate production** with incremental reduction in unit operating costs commencing in mid-CY2027
- Expansion of milling, flotation and filtration capacity and temporary use of mobile crushing to achieve 6,500tpd throughput, corresponding with **315ktpa nominal SC5.4 production capacity** in CY2028
- Replacement of mobile crushing circuit and existing crushing circuit with a **new crushing and ore sorting circuit** capable of supplying mill requirements for production of 315ktpa in CY2029

NAL Gross Production[1]



180 – 190
kdmt
315
kdmt
Current FY26 Guidance
Post NAL Brownfield Expansion

NAL Unit Costs[2]



US$860 – 880
/dmt
US$630
/dmt
Current FY26 Guidance
Post NAL Brownfield Expansion

1. See ASX release 15 September 2025, "NAL Expansion Scoping Study"
2. See ASX release 12 January 2026, "Accelerated NAL Expansion"

ELEVRA LITHIUM

8

 03Merger Update

 Merger of Sayona Mining and Piedmont Lithium  Strengthening our market position and unlocking synergies to deliver long term value  ELEVRA LITHIUM  10  Transaction Approvals & Merger Completion  Corporate & Governance Actions  Obtained shareholder approval from Sayona Mining and Piedmont Lithium shareholders  Completed Merger via Scheme of Arrangement  Received Conditional Placement funds and issued shares to Resource Capital Funds  Reconstituted the Board of Directors and management team  Issued American Depositary Shares on the Nasdaq  Completed corporate name and ticker change aligned with new corporate identity  Completed Share Consolidation on the ASX  Held inaugural Elevra Annual General Meeting  Operational Integration  Integrated corporate and operational functions under combined organisational structure  Identified synergies and achieved initial cost savings  Released indicative project prioritization and defined growth pipeline for the larger project portfolio  Completed NAL Brownfield Expansion Scoping Study

 04Financial Performance

Operational and Financial Overview

Merger completion and improved pricing delivered positive financial performance, offsetting temporary operational challenges

		Consolidated Group		
	UOM[1]	H1 FY26	H1 FY25	Variance
Physicals				
Ore Mined	kwmt	**728**	611	19%
Spodumene Concentrate Produced	kdmt	**96**	103	(7%)
Spodumene Concentrate Sold	kdmt	**92**	115	(20%)
Unit Metrics				
Average Realised Selling Price (FOB)[2]	US$/t	**937**	697	34%
Unit Operating Cost Produced (FOB)[3]	US$/t	**831**	728	14%
Unit Operating Cost Sold (FOB)[4]	US$/t	**814**	861	(6%)
Financial Performance				
Revenue	US$M	**86**	80	8%
Underlying EBITDA profit / (loss)	US$M	**1**	(25)	103%
Cash Flows				
Operating Cash Flows	US$M	**(28)**	12	(328%)
Cash Balance	US$M	**81**	69	18%

Physicals

- **Spodumene production was 7% lower**, reflecting reduced recoveries linked to higher iron and lower Li_2O ore grades from Phase 3 of the mine. To sustain production ore mined increased 19%.
- **Concentrate sold was in line with production volume.**

Unit Metrics

- **Average realised selling price increased 34%,** driven by a stronger lithium market and the strategic timing of shipments into the second half. The removal of the legacy offtake agreement post-merger has further improved Elevra's ability to capture market-aligned pricing and optimise logistic costs via larger vessels.
- **Unit operating costs produced increased 14%** driven by lower production and higher costs relating to the higher strip ratio and ore-quality impacts of Phase 3. These impacts are short-term and expected to normalise as activity progresses through this phase of the mine.
- **Unit operating costs sold decreased 6%** with favourable inventory movements.

Financial Performance

- **Revenue increased by 8% to $86 million**, with stronger realised pricing (+34%) offsetting lower volumes.
- **Underlying Group EBITDA of $1 million**; supported by improved lithium pricing and $5 million in merger-related synergies on a restated basis.
- **NAL generated $5 million favourable operating cash flow,** with Group operating cash outflows reflecting $24 million of one-off merger-related transactions and settlement of Piedmont's legacy liabilities.

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.
3. Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt produced, FOB Port of Québec.
4. Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec.

ELEVRA LITHIUM
12

Financial Performance

NAL delivered record profit, while corporate costs were contained through early synergies

US$M[1]	Consolidated Group H1 FY26	H1 FY25	Variance
Revenue	**86**	80	6
NAL Operating Expenses	**(75)**	(99)	24
Underlying EBITDA | NAL	**11**	(19)	30
All Other Operational Expenditure	**(1)**	(1)	-
Corporate expenditure	**(9)**	(5)	(4)
Underlying EBITDA | GROUP	**1**	(25)	26
Underlying Depreciation and Amortisation[2]	**(7)**	(15)	8
Extraordinary Items			
Merger Transaction Expenses (Cash)	**(8)**	(3)	(5)
NAL Impairment Reversal (Non-Cash)	**156**	-	156
Merger Related Items (Non-Cash)	**(74)**	-	(74)
Other Minor Items (Non-Cash)	**9**	7	2
Profit from Operations	**77**	(36)	113
Net Financial Expenses	**(2)**	(1)	(1)
Profit before Income Tax	**75**	(37)	112
Income Tax Expense	**(1)**	(5)	4
Profit after Income Tax	**74**	(42)	116

Underlying EBITDA

- **Underlying Group EBITDA profit of $1 million.**
- **NAL reported a positive Underlying EBITDA of $11 million**, with improved realised pricing and favourable inventory movements offsetting higher production costs.
- **Corporate expenditure totalled $9 million**, incorporating four months of overheads from the expanded Group post-merger.
- On a restated basis, **merger synergies delivered $5 million in savings**, with corporate costs decreasing by $4 million and $1 million of synergies realised at NAL.
- The expanded Group's other operational expenditure was largely minimised.

Profit from Operations

- The Group **$77 million profit from operations** adjusted EBITDA for:
  - $7 million impact from depreciation and non-cash inventory movements.
  - There was a $91 million net favourable impact from non-cash extraordinary items, comprising the $156 million reversal of the NAL impairment and a $9 million net inventory write-up, partially offset by $74 million of merger-related accounting impacts. Cash extraordinary items totalled $8 million, relating to residual merger transaction costs.

Profit after finance costs and Income Tax

- Post-tax, the Group reported a **$74 million profit after tax**, reflecting the impacts of financial income/expenses and tax.

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Underlying Depreciation and Amortisation includes depreciation and amortisation and non cash inventory movements.

ELEVRA LITHIUM 13

Underlying EBITDA Bridge[1]

Improved pricing and initial merger synergies delivered positive EBITDA



$5M
Merger Synergies (4 months)
Freight
0.4
G&A NAL
0.9
G&A Corporate
3.8
(25)
(8)
(33)
5
4
6
(3)
22
1
H1FY25 Underlying EBITDA (SYA)
PLL Standalone Costs (4 Months) 2
H1FY25 Underlying EBITDA (Adjusted) 3
Merger Synergies
Volume
Controllable Costs (NAL / Other Operations)
Inflation & FX Impacts on Translation 4
Lithium Market Price 5
H1FY26 Underlying EBITDA (Elevra)
Controllable
Uncontrollable

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. PLL standalone costs represent four months of the PLL CY25 standalone approved budget, used as a proxy for a like-for-like restated comparison.
3. H1 FY25 Adjusted EBITDA is derived from the reported FY25 SYA EBITDA, adjusted to include four months of PLL standalone costs; to allow for a like for like restated comparison.
4. Inflation based on Annual CPI to December 2025; Australia CPI 3.8% published by ABS, Quebec CPI 3.0% published by Statistique Quebec (Nov 25) and USA CPI 2.7% published by Home Treasury.
5. Includes price impact of Lithium Index's, customer mix and other price related impacts.

ELEVRA LITHIUM

14

 ELEVRA LITHIUM  15  Cash strengthens on positive NAL operating inflows and merger proceeds; offsetting settlement of one‑off merger costs  All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.   Other includes lease payments, foreign exchange impacts, advances to associates.  SYA Merger transaction fees include $2 million working capital movement.  Piedmont Merger transaction fees and normalisation of legacy payables settled post completion.  Cash Flow Movements1  3  Operating Cash Flows  Investing Cash Flows  Financing Cash Flows  4  $5M   NAL Operating Cash Inflow  2

Financial Position

Stronger balance sheet post merger with wider portfolio and reversal of impairment at NAL

	Consolidated Group		
US$M[1]	H1 FY26 Dec-25	H2 FY25 Jun-25	Variance %
Assets			
Cash and Cash Equivalents	**81**	47	72%
Trade and Other Receivables	**22**	22	2%
Inventories	**44**	31	43%
Current Tax Assets	**3**	1	187%
Other Assets	**14**	13	9%
Other Financial Assets	**7**	1	932%
Property, Plant and Equipment	**513**	313	64%
Advances to affiliates	**18**	-	-
Total Assets	**703**	427	65%
Liabilities			
Trade and Other Payables	**24**	32	(25%)
Interest Bearing Liabilities[2]	**80**	51	58%
Deferred Tax Liabilities	**9**	10	(1%)
Provisions	**23**	23	(0%)
Total Liabilities	**137**	116	18%
Net Assets	**565**	311	82%
Share on Issues	**174**	69	153%
NTA per Security ($)	**3.3**	4.0	(18%)

Assets

- **Cash and cash equivalents increased by 72%** compared to June 2025, reaching $81 million.
- The uplift was primarily driven by NALs improved price realisation and the $78 million in funds received upon merger completion, comprising equity placement proceeds and cash balance contributed by Piedmont. This was partially offset by the settlement of one-off merger costs incurred by both entities and ongoing corporate and capital expenditure.
- **Inventory increased by 43%** compared to June 2025, reflecting higher carrying values following the removal of the NRV adjustment, increased costs recognised from Phase 3 stripping and processing activities, and higher volumes held.
- Finished goods closed at 30kt at December 2025, up from 25kt, positioning the business to capitalise on stronger pricing in H2.
- **Property, plant and equipment increased by 64%**, primarily driven by the reversal of prior NAL impairment and integration of Piedmont assets.

Liabilities

- **Trade and other payables decreased by 25%,** primarily due to the settlement of merger-related payables and a reduction in NAL payables.
- **Interest-bearing liabilities increased by $29 million**, reflecting the integration of Piedmont customer prepayments that have been advanced against committed future concentrate sales.

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Interest bearing liabilities include non convertible redeemable cumulative preference shares, contract liabilities and lease liabilities.

ELEVRA LITHIUM

16

 05Lithium Market and Guidance

 Uplift in Pricing with Strong Demand Outlook into 2030  Elevra is positioned to capitalise on recent price appreciation; demand growth presents opportunity for development projects  Spodumene Concentrate 6% Price  US$/t, CIF China  Global Lithium Demand  Mt LCE  ELEVRA LITHIUM  18  Source: Benchmark Mineral Intelligence Q4 2025 Lithium Forecast Model   CAGR 18%  Source: Fastmarkets

FY26 Guidance

FY26 guidance unchanged from prior guidance issued in January 2026[1]

	FY26 Guidance	H1 FY26	Additional Information
Spodumene Concentrate Production	180,000 – 190,000 dmt	96,156 dmt	• SC 5.0% product grade • 100% NAL production
Spodumene Concentrate Sales	170,000 – 190,000 dmt	91,991 dmt	• SC 5.0% grade • Remaining shipment volumes split evenly in the March and June quarters
Unit Operation Costs Sold [2,3]	US$860 – US$880 / dmt sold	US$814 / dmt sold	• SC 5.0% product grade • Unit operating costs includes costs of cost, insurance and freight costs (CIF) linked to customer offtakes
Capital Expenditures [3]	US$26m	US$12m	• US$20m Sustaining Capital projects at NAL with balance of spend on Growth Projects • Capital expenditure guidance excludes movements in capital creditors which amounted to US$3m at December-25

1. *See ASX release 28 January 2026, "December Quarterly Activities Report"*
2. *Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, weighted average (CIF/FOB) including CIF Port of Québec.*
3. *Guidance assumes average annual exchange rates of CAD:USD = 0.72 and AUD:USD = 0.66.*

ELEVRA LITHIUM

19

 Appendix

NAL Quarterly Physicals and Operational Metrics

		FY25					FY26			H1		
	UOM[1]	Q1	Q2	Q3	Q4	FY25	Q1	Q2	H1 FY26	H1 FY25	H1 FY26	Variance
Physicals												
Ore Mined	kwmt	240	370	322	362	1,295	338	390	728	611	728	117
Ore Crushed	kwmt	362	343	293	379	1,377	350	361	711	705	711	7
Spodumene Concentrate Produced	kdmt	52	51	43	59	205	52	44	96	103	96	(7)
Spodumene Concentrate Sold	kdmt	49	66	27	67	209	26	66	92	115	92	(23)
Unit Metrics												
Average Realised Selling Price (FOB)[2]	US$/t	711	686	710	682	694	784	998	937	697	937	241
Unit Operating Cost Produced (FOB)[3]	US$/t	729	728	939	737	775	760	915	831	728	831	103
Unit Operating Cost Sold (FOB)[4]	US$/t	894	837	830	791	835	818	812	814	861	814	(48)
Production Variables												
Mill Utilisation	%	91%	90%	80%	93%	88%	87%	89%	88%	90%	88%	(2%)
Global Process Recovery	%	67%	68%	69%	73%	69%	69%	62%	66%	67%	66%	(1%)
Concentrate Grade Produced	%	5.3%	5.3%	5.2%	5.2%	5.3%	5.2%	4.9%	5.1%	5.3%	5.1%	(0.2%)

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.
3. Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt Produced, FOB Port of Québec.
4. Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt Sold, FOB Port of Québec.

ELEVRA LITHIUM
21

NAL Operating Costs

NAL operating costs temporarily impacted by reduced lower production and the phase 3 ore profile

	UOM[1]	H1 FY26	H1 FY25	Variance	%
		NAL			
Physicals					
Spodumene Concentrate Produced	kdmt	**96**	103	(7)	(7%)
Spodumene Concentrate Sold	kdmt	**92**	115	(23)	(20%)
NAL Operating Costs (FOB)					
Operating Cost Produced (FOB) [2]	US$M	**80**	75	5	6%
Operating Cost Sold (FOB) [3]	US$M	**75**	99	(24)	(24%)
Unit Costs					
Unit Operating Cost Produced (FOB) [2]	US$/t	**831**	728	103	14%
Unit Operating Cost Sold (FOB) [3]	US$/t	**814**	861	(48)	(6%)

NAL Operating Costs

- **Unit operating cost produced increased 14%** compared to the prior corresponding period, driven by 7% lower concentrate production and higher expenditure associated with increased stripping and processing activity required to sustain production from Phase 3 ore, which carries higher iron and lower Li_2O content.
- **Unit operating cost sold decreased 6%** compared to the prior period, reflecting favourable inventory movements.
- **Full year guidance has been updated to US$860 – US$880/ dmt sold** reflecting the expected impact of Phase 3 mining costs in H2.
- It is expected the impacts of Phase 3 will be short term and will alleviate once NAL progresses through this phase of the mine.

NAL Concentrate Production and Unit Operating Costs



1,205
1,253
1,105
806
908
1,008
996
840
894
729
837
728
939
830
791
737
818
760
915
812
31
34
40
50
52
51
43
59
52
44
Q1FY24
Q2FY24
Q3FY24
Q4FY24
Q1FY25
Q2FY25
Q3FY25
Q4FY25
Q1FY26
Q2FY26
Concentrate Produced | kdmt
UOC Sold (FOB) | US$/t
UOC Produced (FOB) | US$/t

ELEVRA LITHIUM

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt produced, FOB Port of Québec.
3. Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec.

22

 ELEVRA LITHIUM  23  Underlying EBITDA Reconciliation  All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.  Underlying Depreciation and Amortisation includes depreciation and amortisation and non-cash inventory movements.  US$M 1  H1 FY26  H1 FY25  Variance  Underlying EBITDA  1  (25)  26  Underlying Depreciation and Amortisation Expense 2  (7)  (15)  8   Underlying Earnings Adjustments (Extraordinary Items)   Gain on bargain purchase  63  -  63   Expense relating to reacquired contractual rights  (137)  -  (137)   Income from sale of tax benefits under flow through share arrangements  -  4  (4)   Impairment reversals (losses and write downs) of non-financial assets  156  -  156   Merger transaction and integration costs  (8)  (3)  (5)   Movement of inventories relating to net realisable value adjustments  9  3  7  Profit / (Loss) from Operations  77  (36)  113  Financial Income  1  2  -  Financial Expenses  (4)  (3)  (1)  Profit / (Loss) before Income Tax  75  (37)  112  Income Tax Expense  (1)  (5)  4  Profit / (Loss) after Income Tax  74  (42)  116  Consolidated Group  Reconciliation of Underlying EBITDA to Profit / (Loss) after Income Tax

Capital Investment

Capital focused on NAL sustaining and progressing NAL Expansion

	Consolidated Group		
US$M[1]	**H1 FY26**	**H1 FY25**	**Variance**
Capital Expenditure			
Growth	**1**	0	1
Sustaining	**11**	8	3
Movements in Capital Creditors[2]	**3**	0	3
Total Capital Expenditure	**16**	8	7
Capitalised Exploration Expenditure[3]			
NAL	**-**	6	(6)
Moblan	**-**	9	(9)
Troilus Claims	**-**	2	(2)
Movements in Capital Creditors[2]	**-**	(2)	2
Total Capitalised Exploration Expenditure	**-**	15	(15)

Capital Expenditure

- **Capital expenditure increased by $7 million to $16 million**, inline with full year guidance.
- Sustaining capital during the period totalled $11 million, focused predominantly on upgrading the Tailings Storage Facility and various other sustaining capital projects at NAL.
- Growth capital was primarily directed toward the NAL Expansion, with expenditure relating to Elevra's wider portfolio largely minimal in the period.

Capitalised Exploration Expenditure

- Capitalised exploration expenditure reduced to nil, representing a $15 million decrease compared to the prior corresponding period, which had utilised the remaining Flow Through Share funding[4]

1. All figures are reported in 100% terms and USD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.
2. Movement in capital creditors has not been allocated by segment.
3. FY25 Exploration expenditure funded by Flow Through Share (FTS) funding as allowed under the Income Tax Act (Canada).

ELEVRA LITHIUM

24